Exhibit 99.3
ENTERRA ENERGY TRUST
Pro forma Financial Statements
Unaudited pro forma consolidated balance sheet as at June 30, 2005 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2005 and the year ended
December 31, 2004

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
The Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust
We have read the accompanying unaudited pro forma consolidated balance sheet of Enterra Energy Trust (the “Trust”) as at June 30, 2005 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:
1.	Compared the figures in the columns captioned “Enterra Energy Trust” to the unaudited interim consolidated financial statements of the Trust as at June 30, 2005 and for the six months then ended, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Enterra Energy Trust” to the audited amended consolidated financial statements of the Trust for the year ended December 31, 2004, and found them to be in agreement.

3.	Compared the figures in the columns captioned “High Point Resources Inc.” to the unaudited interim consolidated financial statements of High Point Resources Inc. (“High Point”) as at June 30, 2005 and for the six months then ended, and found them to be in agreement, as rounded.

4.	Compared the figures in the columns captioned “High Point Resources Inc.” to the audited consolidated financial statements of High Point for the year ended December 31, 2004, and found them to be in agreement, as rounded.

5.	Compared the figures in the column captioned “Rocky Mountain Energy Corp.” to the unaudited interim consolidated financial statements of Rocky Mountain Energy Corp. for the six months ended July 31, 2004, and found them to be in agreement, as rounded.

6.	Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
7.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Enterra Energy Trust”, “High Point Resources Inc.” and “Rocky Mountain Energy Corp.” as at June 30, 2005 and for the six months ended June 30, 2005, and for the year ended December 31, 2004, as appropriate, and found the amounts in the columns captioned “Pro forma Consolidated” to be arithmetically correct.
A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
November 7, 2005
COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS
The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.
signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
November 7, 2005

Enterra Energy Trust
Pro Forma Consolidated Balance Sheet
As at June 30, 2005
(expressed in thousand Canadian dollars)
(unaudited)

	Enterra	High Point	Pro forma		Pro forma
	Energy Trust	Resources Inc.	Adjustments	Notes	Consolidated
Assets
Current assets
Cash and short-term investments	$2,773	$—	$—	2	$2,773
Accounts receivable	18,703	9,292	—		27,995
Prepaid expenses and deposits	531	725	—	2	1,256

	22,007	10,017	—		32,024

Property, plant and equipment	180,663	193,186	147,787	2	521,636
Deferred financing charges	1,289	—	—		1,289
Goodwill	58,687	14,674	7,721	2	81,082

	$262,646	$217,877	$155,508		$636,031

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$15,691	$18,496	$3,211	2	$37,398
Due to JED Oil Inc.	11,494	—	—		11,494
Distributions payable to unitholders	5,224	—	—		5,224
Income taxes payable	428	—	—		428
Short-term debt	—	15,000	(15,000)	2	—
Bank indebtedness	30,610	58,175	7,524	2	96,309
Financial derivate loss	—	—	435	2	435
Note payable	632	—	—		632
Current portion of capital lease	847	—	—		847

	64,926	91,671	(3,830)		152,767

Asset retirement obligations	20,988	1,809	—		22,797
Note payable	4,425	—	—		4,425
Future income tax liability	31,271	34,372	49,157	2	114,800
Capital lease	2,144	—	—		2,144

	123,754	127,852	45,327		296,933

Non-controlling interest	17,679	—	31,661	2	49,340

Unitholders’ Equity
Unitholders’ capital	159,312	—	168,545	2	327,857
Warrants	1,215	—	—		1,215
Share capital		89,390	(89,390)	2	—
Contributed surplus	218	1,771	(1,771)	2	218
Accumulated earnings	34,316	(1,136)	1,136	2	34,316
Accumulated cash distributions	(73,848)	—	—		(73,848)

	121,213	90,025	78,520		289,758

	$262,646	$217,877	$155,508		$636,031

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Six months ended June 30, 2005
(expressed in thousand Canadian dollars)
(unaudited)

	Enterra	High Point	Pro forma			Pro forma
	Energy Trust	Resources Inc.	Adjustments	Notes		Consolidated
Revenue
Oil and gas	$59,857	$24,922	$—			$84,779
Royalties	(12,672)	(4,937)	(250)	3	(b)	(17,859)

	47,185	19,985	(250)			66,920

Expenses
Production	13,915	2,312	—			16,227
General and administrative	4,913	2,077	—			6,990
Interest	1,350	1,802	(250)	3	(c)	2,902
Amortization of deferred financing charges	16	—	—			16
Depletion, depreciation and accretion	22,287	9,272	1,504	3	(d)	33,063

	42,481	15,463	1,254			59,198

Earnings before taxes	4,704	4,522	(1,504)			7,722

Taxes
Current	169	(18)	—			151
Future	(2,476)	1,269	(511)	3	(e)	(1,718)

	(2,307)	1,251	(511)			(1,567)

Net earnings for the period before non-controlling interest	7,011	3,271	(993)			9,289
Non-controlling interest	193	—	289	3	(f)	482

Net earnings	$6,818	$3,271	$(1,282)			$8,807

Net earnings per trust unit
Basic	$0.26					$0.26
Diluted	$0.26					$0.26

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004
(expressed in thousand Canadian dollars) (unaudited)

				Pro forma adjustments
	Enterra Energy	High Point	Rocky Mountain	Rocky Mountain				Pro forma
	Trust	Resources Inc.	Energy Corp.	Energy Corp.	Other	Notes		Consolidated
	(Restated)
	12 months ended	12 months ended	6 months ended					12 months ended
	Dec. 31, 2004	Dec. 31, 2004	July 31, 2004	3 months		3(a)		Dec. 31, 2004
Revenue
Oil and gas	$108,293	$41,825	$9,367	$4,814	$—			$164,299
Royalties	(24,527)	(10,882)	(2,353)	$(1,203)	(500)	3	(b)	(39,465)

	83,766	30,943	7,014	3,611	(500)			124,834

Expenses
Production	23,492	3,962	1,432	669				29,555
General and administrative	4,440	3,265	846	470				9,021
Interest	2,222	1,906	170	94	(467)	3	(c)	3,925
Amortization of deferred financing charges	33			—				33
Depletion, depreciation and accretion	35,976	17,437	2,194	1,074	18,570	3	(d)	75,251
Financial derivative loss	3,188			—				3,188

	69,351	26,570	4,642	2,307	18,103			120,973

Earnings before taxes and non-controlling interest	14,415	4,373	2,372	1,304	(18,603)			3,861

Taxes
Current	260	269	552	177				1,258
Future income tax (reduction)	(280)	1,088	121	102	(6,155)	3	(e)	(5,124)

	(20)	1,357	673	279	(6,155)			(3,866)

Net earnings before non-controlling interest	14,435	3,016	1,699	1,025	(12,448)			7,727

Non-controlling interest	408	—	—	—	187	3	(f)	531

Net earnings	$14,027	$3,016	$1,699	$1,025	$(12,635)			$7,196

Net earnings per trust unit
Basic	$0.62							$0.24
Diluted	$0.62							$0.24

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Six Months Ended June 30, 2005 and
For the Year Ended December 31, 2004
(unaudited)
1. BASIS OF PRESENTATION
The accompanying unaudited pro forma consolidated financial statements of Enterra Energy Trust (“EET”) have been prepared by management of EET in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). These unaudited pro forma consolidated financial statements give effect to the following transactions:
a) the acquisition of Rocky Mountain Energy Corp. (“Rocky Mountain”) on September 29, 2004. The results of operations of Rocky Mountain have been included in the consolidated statements of earnings of EET from September 29, 2004, being the date of the acquisition.
b) the acquisition of High Point Resources Inc. (“High Point”) on August 17, 2005. This business combination was completed through a plan of arrangement (the “Arrangement”) whereby EET, through its subsidiary Rocky Mountain, acquired all of the issued and outstanding common shares of High Point in exchange for a combination of the following:

(i) 0.1050 of an EET trust unit for each common share held; and

(ii) 0.1050 of an exchangeable share of Rocky Mountain , for each common share held.
EET is an open-ended unincorporated trust in the business of acquiring and developing oil and gas assets. High Point was a public company in the business of acquiring, exploring and evaluating oil and gas properties and either joint venturing or developing these properties further. The continuing combined public entity after the completion of the Arrangement will be EET. The unaudited pro forma consolidated balance sheet of EET as at June 30, 2005 and the unaudited pro forma consolidated statements of earnings of EET for the six months ended June 30, 2005 and the year ended December 31, 2004 (“Pro Forma Financial Statements”), have been prepared from information derived from the following:
•	Audited amended consolidated financial statements of EET as at December 31, 2004 and for the year then ended. The audited amended consolidated financial statements of EET as at December 31, 2004 and for the year then ended have been restated to conform with new Canadian accounting standards with respect accounting for exchangeable securities issued by subsidiaries of income trusts. (“EIC 151”).

•	Unaudited interim consolidated financial statements of EET as at June 30, 2005 and for the six months then ended;

•	Audited consolidated financial statements of High Point as at December 31, 2004 and for the year then ended and the unaudited interim consolidated financial statements of High Point as at June 30, 2005 and for the six months then ended, and

•	Unaudited interim consolidated financial statements of Rocky Mountain for the six months ended July 31, 2004.
In the opinion of EET management these unaudited pro forma financial statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP. Accounting policies used in the preparation of the unaudited pro forma financial statements are in accordance with those disclosed in EET’s 2004 audited amended consolidated financial statements.
The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions and assumptions as if they had occurred at the balance sheet date, June 30, 2005, while the unaudited pro forma consolidated statements of earnings give effect to the proposed transactions and assumptions as if they had occurred at January 1, 2004 for the year ended December 31, 2004 and as at January 1, 2005 for the six month ended June 30, 2005. In preparing these unaudited Pro Forma Consolidated Financial Statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of EET, High Point and Rocky Mountain. The unaudited pro forma financial statements may not necessarily be indicative of the results of operations that would have occurred for the six months ended June 30, 2005 or for the year ended December 31, 2004 or expected results of future years. These unaudited pro forma financial statements should be read in conjunction with the above noted financial statements of EET, High Point and Rocky Mountain.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Six Months Ended June 30, 2005 and
For the Year Ended December 31, 2004
(unaudited)
2. PRO FORMA CONSOLIDATED BALANCE SHEET
The acquisition of High Point (accounted for under the purchase method) was completed on August 17, 2005 and resulted in EET indirectly acquiring 100% of the common shares of High Point in exchange for 7,490,898 EET trust units and 1,407,177 Rocky Mountain exchangeable shares. The total number of outstanding common shares of High Point prior to the business combination was 84,743,530, after 4,950,999 High Point common share purchase options were exercised. The proceeds from the exercise of the purchase options of $7,476,000 are assumed to reduce bank indebtedness.
The $22.50 unit value assigned to each trust unit and exchangeable share issued under the Arrangement has been based on the average trading value of trust units for the 5 trading days ended June 3, 2005, less a discount typical for large private placements. The values assigned to the net assets of High Point acquired and the estimated costs of the acquisition are:

(in thousand Canadian dollars)
Allocation of purchase price:
Current assets	$17,493
Property, plant and equipment	340,973
Goodwill	22,395
Accounts payable and accrued liabilities (i)	(20,457)
Financial derivative loss	(435)
Short term debt and bank indebtedness	(73,175)
Asset retirement obligations	(1,809)
Future income tax liability	(83,954)

Total of net assets acquired	$201,031

Cost of acquisition:
7,490,898 trust units	$168,545
1,407,177 exchangeable shares	31,661
Transaction costs including acquisition costs and unit issue costs	1,250
Less future income tax recovery on transaction costs	(425)

Total consideration	$201,031

High Points accounts payable has been increased by employee severance costs estimated to be $1,960,000
The allocation of the purchase price is preliminary and will be finalized after the fair value of the assets and liabilities have been determined as at the closing date of this transaction. Accordingly the above calculation will change.
3. PRO FORMA STATEMENT OF EARNINGS
a) The results of operations of Rocky Mountain have been adjusted for the operations for the months of January, August and September 2004. It has been assumed that the operations for these three months are the same as the actual results of operations of Rocky Mountain for the three months period ended July 31, 2004.
b) Royalty expense is assumed to increase due to the reduction in total Alberta Royalty Tax Credit available to the consolidated entity.
c) Interest expense has decreased to reflect the assumed decrease in bank borrowings as a result of the proceeds from the exercise of the High Point share purchase options of $7,476,000.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Six Months Ended June 30, 2005 and
For the Year Ended December 31, 2004
(unaudited)
3. PRO FORMA STATEMENT OF EARNINGS (CONTINUED)
d) Depletion, depreciation and accretion expense for the period has been calculated on a consolidated basis incorporating the assigned values for High Point and Rocky Mountain assets.
e) Future income taxes have been adjusted for all of the above assumptions, as appropriate
f) Non-controlling interest has been adjusted to reflect the increase in net earnings and proforma adjustment to net earnings before non-controlling interest and the proforma increase to both trust units and exchangeable shares resulting from the acquisitions of Rocky Mountain and High Point.
4. PER UNIT INFORMATION
Pro forma net earnings per trust unit information has been calculated using the weighted average number of trust units outstanding as follows:

		Year ended
	Six months ended	December 31, 2004
	June 30, 2005	(restated)
Basic	33,660,587	30,009,271
Diluted	36,250,032	32,140,035
The weighted average number of trusts units that were outstanding for the six months ended June 30, 2005 and the year ended December 31, 2004 were increased by 7,490,898 trust units to arrive at the proforma weighted average number of units outstanding. The weighted average number of trust units used in the calculation of dilutive earnings per unit for the six months ended June 30, 2005 and the year ended December 31, 2004 were increased by 7,490,898 trust units and 1,407,177 exchangeable shares.
5. APPLICATION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on the pro forma consolidated statement of earnings:

	Six months ended	Year ended
(in thousand Canadian dollars)	June 30, 2005	December 31, 2004

Net earnings per pro forma consolidated statement of earnings before change in redemption value of trust units	$8,807	$7,132
Adjustments for US GAAP (1)	(29,635)	(28,660)

Net earnings per pro forma consolidated statement of earnings for U.S. GAAP before redemption value of trust units	(20,828)	$(21,528)
Change in redemption value of trust units	(208,219)	(189,970)
Proforma adjustment to change redemption value of trust units	(47,445)	21,973

Proforma net loss under US GAAP after change in redemption value of trust units	$(276,492)	$(189,525)

	Six months ended	Year ended
(in thousand Canadian dollars)	June 30, 2005	December 31, 2004
Net earnings per unit under U.S GAAP before changes in redemption value of trust units:
Basic and diluted	$(0.58)	$(0.67)

Net loss per unit under U.S. GAAP
Basic and diluted	$(7.75)	$(5.88)

(1)	These adjustments reflect those made in the June 30, 2005 and December 31, 2004 US GAAP reconciliation of EET, High Point and Rocky Mountain and the consolidated ceiling test write-down under U.S. GAAP and the related depletion reduction.
The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on the pro forma consolidated balance sheet as at June 30, 2005:

	As at June 30, 2005
(in thousand Canadian dollars)	Proforma Cdn. GAAP	Increase (Decrease)	Proforma US GAAP
Assets:
Current assets	$32,024	—	$32,024
Property, plant and equipment	521,636	$(78,637)	442,999
Goodwill	81,082	(19,590)	61,492
Deferred finance charges	1,289	—	1.289

	$636,031	$(98,227)	$537,804

Liabilities:
Current liabilities	$152,767	—	$152,767
Asset retirement obligations	22,797	—	22,797
Note payable	4,425	—	4,425
Future income tax	114,800	(27,811)	86,989
Capital Lease	2,144	—	2,144

	296,933	(27,811)	269,122

Non-controlling interest	49,340	(49,340)	—
Mezzanine equity	—	1,026,565	1,026,565

Unitholder’s Equity
Unitholders’ capital	327,857	(327,857)	—
Warrants	1,215	—	1,215-
Contributed surplus	218	—	218-
Accumulated earnings (loss)	34,316	(719,783)	685,467)-
Accumulated cash distributions	(73,848)	—	(73,848)

	289,758	(1,047,640)	(757,882)

	$636,031	$(98,227)	$537,804

1)	These adjustments reflect those made in the June 30, 2005 and December 31, 2004 US GAAP reconciliation of EET and High Point.